September 26, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:          Royal Spring Water, Inc. (“the Company”)
Amendment No. 6 to Registration Statement on
Form SB-2
Filed August 21, 2007
File No. 333-136850

Dear Ms. McGuirk:

We represent the Company. We are in receipt of your letter dated September 11, 2007 regarding the above referenced filing and the following are our responses:

General

1.	Please expand your disclosure to include the latest material information outlined in several recent press releases.

Answer: The disclosure has been expanded to disclose the latest material information set forth in the Company’s press releases.

Prospectus Cover Page

2.
As previously requested, please revise your disclosure on the prospectus cover page, “Plan of Distribution” section and elsewhere as appropriate to make clear these shares will be sold at a fixed price.  You may reserve the right for resales at market prices or privately negotiated prices, after the securities are quoted on the OTC BB or listed on an exchange.

Answer:     The prospectus cover page, “Plan of Distribution” and other appropriate sections have been revised to make clear these shares will be sold at a fixed price and that the Company may reserve the right for resales at market prices or private negotiating prices, after the securities are quoted on the OTCBB or listed on an exchange.

Selling Shareholders, page 11

3.
We note that this amendment covers the resale of up to 9,045,556 by the selling shareholders; however, the fourth (4th) paragraph in this section still shows the amount of 9,745,556 shares.  Please revise.

Answer:     This section and the entire document has been revised to reflect that the amendment covers the resale of up to 6,338,856 shares since the Company removed some of the shares were being registered.

Management’s Discussion and Analysis

Plan of Operation, page 22

Proposed Milestones to Implement Business Operations, page 22

4.
We refer to the list of milestones that you have accomplished from your inception through August 15, 2007 including “Negotiated and signed contracts and letter of intent with medium to large buyers (see press releases)” (emphasis added). Please insure that all material executed contracts and letters of intent have been filed as exhibits to the registration statement and that the Exhibit Index reflects this.

Answer: The Company has forwarded copies of all material executed contracts and is requesting confidentiality for same.

5.	Also, please insure that the material provisions of each contract and letter of intent are outlined in the prospectus.

Answer: This section has been revised to provide the material provisions of each contact.

6.	We note the disclosure that you have completed the development of a new web site. Please provide the web address.

Answer: This section has been revised to provide the web address.

Market for Common Equity…..page 27

7.	Please update this information.

Answer: This section has been updated accordingly.

Press Release, page 29

8.	Please update these disclosures or confirm that they remain correct.

Answer: This section has been updated and the disclosures have been confirmed to be accurate.

Part II

Item 27. Exhibits

9.
We note the indication that Exhibit 10.2, “Purchasing Agreement” and Exhibit 10.3, “Securities Purchase Agreement” were filed herewith” but we cannot locate these exhibits.  Please insure that they are properly filed in the next amendment.  We may have further comment upon the review of these documents.

Answer: The exhibit list has been revised to disclose that these documents were filed as exhibits to the amended SB-2 filed with the SEC on June 6, 2007.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/    Gregg E. Jaclin
GREGG E. JACLIN